Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-191967 on Form S-3 and Registration Statement Nos. 333-180221, 333-187545, 333-192016, 333-194260 and 333-202332 on Form S-8 of Yelp Inc. of our report dated February 5, 2015, with respect to the consolidated balance sheet of Eat24Hours.com, Inc. as of December 31, 2014, and the related consolidated statement of operations and accumulated deficit and consolidated cash flows for the year then ended, which report appears in Amendment No. 1 to the Current Report on Form 8-K of Yelp Inc. dated February 9, 2015, to be filed with the U.S. Securities and Exchange Commission on April 27, 2015.

/s/ Frank, Rimerman + Co. LLP
Palo Alto, California
April 24, 2015